September 17, 2012

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Michael McTiernan, Assistant Director
Sandra B. Hunter, Staff Attorney
Howard Efron, Staff Accountant
Jessica Barberich, Assistant Chief Accountant

Re:	Spirit Realty Capital, Inc.
Registration Statement on Form S-11, File No. 333-177904
Filed November 10, 2011, as amended
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spirit Realty Capital, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) and declare the Registration Statement, as then amended, effective as of 2:00 p.m., New York City time, on Wednesday, September 19, 2012, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Julian Kleindorfer at (213) 891-8371.

In connection with the foregoing request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 17, 2012

The acceleration request of Morgan Stanley & Co. LLC, Macquarie Capital (USA) Inc., UBS Securities LLC, Deutsche Bank Securities Inc. and RBC Capital Markets, LLC, as representatives of the several Underwriters (the “Representatives”), together with supplemental information concerning the distribution of the preliminary prospectus, will be provided to you today by the Representatives.

(Signature page follows)

Securities and Exchange Commission

September 17, 2012

Sincerely,

Spirit Realty Capital, Inc.

By:	/s/ Michael A. Bender
Michael A. Bender
Chief Financial Officer and Senior Vice President

cc:	Thomas H. Nolan, Jr., Spirit Realty Capital, Inc.
Peter M. Mavoides, Spirit Realty Capital, Inc.
Edward Sonnenschein, Latham & Watkins LLP
Julian T.H. Kleindorfer, Latham & Watkins LLP
Craig E. Chapman, Sidley Austin LLP
James O’Connor, Sidley Austin LLP
Bartholomew A. Sheehan, Sidley Austin LLP